Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch, Esq.

(202) 419-8416

clynch@stradley.com

January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esquire

Re:	GuideStone Funds
File Nos. 333-53432 and 811-10263

Dear Ms. White:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on December 17, 2020, with regard to Post-Effective Amendment No. 83 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS

1) Comment: Please update EDGAR series and class information with ticker symbols for each class of the Fund.

Response: The ticker symbols will be added to the 485(b) filing.

2) Comment: Please briefly explain the primary items that cause “other expenses” to vary among classes of the Fund, and explain where in the prospectus such items and differences are disclosed. In addition, please explain in correspondence how those differences are consistent with Rule 18f-3.

Response: The primary item that causes “Other expenses” to vary among the Institutional Class and the Investor Class of the Fund is a 0.25% shareholder servicing fee that is borne by the Investor Class of the Fund. This is disclosed on page 39 of the prospectus and page 65 of the statement of additional information (“SAI”) under “Shareholder Servicing Arrangements.” In addition, the transfer agency fees and expenses borne by the Investor Class are expected to be higher than those borne by the Institutional Class, especially due to the fact that the Institutional Class assets under management are expected to be more than the Investor Class assets under management.

In addition, the Rule 18f-3 Plan approved by the Board of Trustees of the Fund provides that the following types of expenses specific to each class shall be allocated to such class: (i) transfer agency costs; (ii) SEC and blue sky registration or qualification fees; (iii) printing and postage expenses related to printing and distributing materials such as shareholder reports, prospectuses and information statements to current shareholders of a particular class or to regulatory authorities with respect to such class; (iv) audit or accounting fees or expenses relating solely to such class; (v) the expenses of administrative personnel and services as required to support the shareholders of such class; (vi) litigation or other legal expenses relating solely to such class; (vii) Trustees’ fees and expenses incurred as a result of issues relating solely to such class; and (viii) other expenses subsequently identified and determined to be properly allocated to such class (provided that in no event shall these include advisory or custodial fees, tax return preparation fees or other expenses related to the management of the Fund’s assets). On page 64 of the SAI, under “Shares of Beneficial Interest,” the Fund discloses that expenses allocated to a Class will be borne by such Class. The Rule 18f-3 Plan will be filed as Exhibit (n) to Item 28 of the Registration Statement with the 485(b) filing.

As required by Rule 18f-3(a)(1)(i) under the 1940 Act, each class has a different arrangement for shareholder services, and pays all of the expenses of that arrangement (i.e., the 0.25% shareholder servicing fee applicable to the Investor, and not the Institutional, Class). Rule 18f-3(a)(1)(ii) permits each class to pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the company’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.

U.S. Securities and Exchange Commission

3) Comment: Please explain how the estimated amounts for “other expenses” was calculated and how it was determined that the calculation is reasonable.

Response: The “other expenses” of the Fund were calculated based on the factors below. The calculations are based on the Adviser’s extensive experience in managing funds, including newly launched funds, and the Adviser believes the calculations to be reasonable based on that experience.

•	Contractual: expenses that are a set dollar amount or percentage of AUM.

•	Accounting, Audit, Line of Credit.

•	Estimates: expenses projected using expenses of other GuideStone funds of similar anticipated size or with similar anticipated activity.

•	Custody, Overlay, Blue Sky, Transfer Agent, Insurance, Registration.

•	First Year: expenses that are higher in the first year of a new fund based on prior experience/knowledge.

•	Legal, Printing.

•	Fund Specific: expenses uniquely related to the Fund.

•	Private Investment Pricing.

4) Comment: We note your disclosure that you will invest in companies, organizations, and funds with the intention of generating positive, measurable social impact in accordance with the Adviser’s Christian values, alongside financial return and that you will exclude certain investments as being incompatible with the Adviser’s moral and ethical posture.

Please revise the Item 4 and 9 strategy disclosure, as and where appropriate to:

•	disclose the principal moral and ethical principles the Adviser considers, and the type of research and analysis the Adviser does to evaluate an investment for consistency with its principles

•	explain what sorts of “organizations” you will make allocations to

•	explain how the Adviser evaluates and measures the potential positive social impact of its investments

•

discuss how the Adviser considers and evaluates the financial returns associated with an investment, including additional disclosure about the relationship between the Adviser’s values and financial returns (value).

Response: We note that the Fund pursues financial returns, and specifically its stated objective of capital appreciation with modest current income, but does so in accordance with the Adviser’s Christian values, and within the Adviser’s impact framework, as disclosed in the prospectus. The Registrant believes that the disclosure cited below collectively addresses the requests listed in your comment.

U.S. Securities and Exchange Commission

•	The following has been added to the end of the first paragraph of the Principal Investment Strategies section of the prospectus:

The Adviser utilizes its impact framework to assess whether its investments with nonprofit organizations and funds, and the Sub-Advisers’ investments in companies, effectively promote the Adviser’s three impact themes: Sanctity of Life and Spreading the Gospel; Human Dignity and Advancement; and Stewardship of God’s Creation.

•	The following sentence in the Principal Investment Strategies section of the prospectus has been revised as indicated below:

In addition, the Adviser allocates assets to equity and debt securities of other funds, ~~and~~ pooled investment vehicles, and nonprofit organizations that it believes will generate both a positive~~, measurable~~ impact congruent with its Christian values and financial returns.

•	The First two sentences of the description of “Faith-Based Investing” in Item 9 of the Fund’s prospectus have been amended as follows:

In accordance with the Adviser’s Christian values, the Fund may not invest in any company that is publicly recognized, as determined by GuideStone Financial Resources, as being in the alcohol, tobacco, gambling, pornography or abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources. The Adviser receives and analyzes information from multiple sources on the products and services of companies in the Fund’s investment universe, and utilizes this information to determine which companies should be prohibited for investment by a Sub-Adviser.

•

The disclosure below has been added to the beginning of the description of impact investing in the “Additional Information About Principal Strategies & Risks” section of the prospectus. The Registrant believes that this disclosure, in conjunction with the rest of the description of impact investing which carries over from the Amendment, sufficiently explains how the adviser evaluates the potential positive impact of its investments.

The Adviser utilizes its impact framework to assess whether its investments with nonprofit organizations and funds, and the Sub-Advisers’ investments in companies, effectively promote the Adviser’s three impact themes:

•	Sanctity of Life and Spreading the Gospel: Investing in organizations that seek to protect life, enhance living conditions and proclaim the Gospel;

U.S. Securities and Exchange Commission

•	Human Dignity and Advancement: Investing in organizations that seek to improve health care and provide advancements in technology, education and employment training; and

•	Stewardship of God’s Creation: Investing in organizations that seek to enhance the efficiency and accessibility of life-sustaining resources such as water and land.

When selecting investments, the Adviser and Sub-Advisers may consider the proportion of a company’s revenues or business activities that advance one or more of these impact themes, the extent to which a company’s products or services address unmet needs, and the extent to which the impact a company achieves over time can be quantified.

5) Comment: In the Principal Investment Strategies section, please provide more disclosure on what quantifies positive social impact in accordance with the Adviser’s Christian values.

Response: Two changes have been made to the Fund’s prospectus. First, a new sentence has been added at the beginning of the description of impact investing in the “Additional Information About Principal Strategies & Risks” section as noted above in response to Comment 4.

Second, the first and penultimate paragraphs of the principal investment strategies section of the prospectus have been modified as follows:

•

The Fund pursues its investment objective by investing its assets predominantly in U.S. and foreign equity and debt securities of companies, organizations and funds with the intention of generating positive~~, measurable social~~ impact in accordance with the Adviser’s Christian values, alongside financial returns.

•

In addition, the Adviser allocates assets to equity and debt securities of other funds, pooled investment vehicles, and nonprofit organizations that it believes will generate both a positive~~, measurable~~ impact congruent with its Christian values and financial returns.

U.S. Securities and Exchange Commission

6) Comment: We note the disclosure that the Fund may invest in Private Equity funds, Private Debt funds, and other similar pooled investment vehicles. Please disclose more about the nature and extent of these potential allocations and why they are appropriate for an open-end Fund sold to retail investors.

Response: The following has been added to the principal investment strategies section of the Fund’s prospectus:

The Fund may acquire interests in vehicles that, in turn, invest in private equity, private debt, real assets (e.g., infrastructure) and real estate in order for the Fund to provide capital and finance the impact endeavors of those vehicles while providing the Fund with the opportunity to obtain positive returns on its investments. See the “Description of Investments and Risks” section of the Fund’s SAI for additional information about private investment vehicles and their risks. It is anticipated that the Fund’s investment in such vehicles in the aggregate will be limited to approximately 10% of the Fund’s total assets. In addition, the Adviser seeks to identify those investments that will provide sufficient transparency into the value of the assets of the vehicles, and liquidity, to help the Fund meet its investment objectives. The Fund will be an underlying fund in which certain of its affiliated funds of funds will invest. Therefore, in accordance with new SEC Rule 12d1-4, the Fund’s investments in other funds (including private funds) is limited to 10% of its total assets.

7) Comment: In the Principal Investment Strategies section, please clarify what is meant by “an issuer is considered to be from the country where it is located.”

Response: We have removed this language.

8) Comment: Please clarify in the prospectus, either in Item 4 or in Item 9, whether the Fund’s sub-advisers follow the same values-based investment restrictions.

Response: The prospectus states that the Fund will be multi-managed. In addition, the prospectus sets forth the faith-based investment restrictions to which the Fund is subject. We believe that it is clear that the Sub-Advisers must follow the Fund’s faith-based investment restrictions, otherwise the Fund would not be able to do so.

Please note that, as cited above, the revised prospectus states that the Adviser utilizes its impact framework to assess whether the Sub-Advisers’ investment in companies effectively promote the Adviser’s three impact themes. In addition, also as noted above, the following sentence has been added to the description of “Faith-Based Investing” in Item 9 of the prospectus:

The Adviser receives and analyzes information from multiple sources on the products and services of companies in the Fund’s investment universe, and utilizes this information to determine which companies should be prohibited for investment by a Sub-Adviser.

U.S. Securities and Exchange Commission

9) Comment: Please clarify what is meant by the term “publicly recognized,” as used in the paragraph cited below:

The Fund may not invest in any company that is publicly recognized, as determined by GuideStone Financial Resources of the Southern Baptist Convention (“GuideStone Financial Resources”), as being in the alcohol, tobacco, gambling, pornography or abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources.

Response: GuideStone Financial Resources determines that a company is publicly recognized as being incompatible with its moral and ethical posture through application of the screen that it has applied since 2001 in the management of each of the Registrant’s funds. Please also note the sentence, cited in response to Comments 4 and 8, which has been added to the prospectus immediately following the sentence cited in this comment.

10) Comment: The Fund’s risk factors include “Controlling Voting Interest Risk.” Please supplementally explain the origins and basis for this disclosure, and how it is in compliance with the requirements of the 1940 Act.

Response: GuideStone Financial Resources of the Southern Baptist Convention (“GuideStone”) is a nonprofit corporation (a “church benefits board” under Texas state law) whose sole member is the Southern Baptist Convention (“SBC”), an association of churches. GuideStone is an organization the principal purpose of which is the administration or funding of a plan or program for the provision of retirement benefits and welfare benefits for the employees of the SBC, and is controlled by the SBC (see section 414(e)(3)(A) of the Internal Revenue Code). All activities of GuideStone and its controlled affiliates (including GuideStone Capital Management, LLC, the investment adviser to GuideStone Funds) are authorized solely by the ministry assignments given to GuideStone by the SBC in its Organization Manual (see https://www.sbc.net/about/what-we-do/legal-documentation/organization-manual/). For this reason, the vast majority of the assets invested in GuideStone Funds have always and will continue to be represented by church employee benefit plan assets (“church plans” within the meaning of section 3(33) of the Employee Retirement Income Security Act of 1974 and section 403(b)(9) of the Internal Revenue Code), for which GuideStone serves as both recordkeeper and trustee (presently, almost 90% of all assets in GuideStone Funds are represented by investments by such plans). It is in this capacity (church plan trustee) that GuideStone exercises the vote of a majority of the outstanding voting securities of GuideStone Funds (as well as, presently, of each series thereof). GuideStone also holds shares of the Funds directly within its Reserve accounts and as trustee of other directed asset accounts it maintains for various purposes (e.g., endowed assets of Mission:Dignity, its charity benefitting long-serving, retired, low-income Southern Baptist pastors and their widows).

U.S. Securities and Exchange Commission

We include the disclosure in the principal risks due both to historical conversations with SEC disclosure staff, as well as to alert investors who come from other channels (e.g., direct retail and third-party intermediary investors) that GuideStone, due to its significant voting authority, is able to act by written consent in lieu of a meeting of shareholders, and an information statement is then regularly filed with the SEC and disseminated to shareholders in compliance with the Securities Exchange Act of 1934. This disclosure is consistent with the requirements of the 1940 Act, and in particular Item 18 of Form N-1A, and properly alerts investors to GuideStone’s relationship with the Funds. This disclosure has been included in the Registrant’s registration statement since 2001, has been viewed by SEC staff in various contexts, and is wholly consistent with all applicable law. We also note that similar disclosure may appear in the registration statements of bank-advised mutual funds and other mutual funds that involve concentrated holdings by fiduciaries.

11) Comment: Please expand on the Fund’s Faith-Based Investing Risk, and add it to the list of risks cited in the preamble to the Principal Investment Risks section. Alternatively, please explain why Faith-Based Investing Risk is not among the risks listed in the preamble.

Response: Faith-Based Investing Risk has been added to the list of risks cited in the preamble to the Principal Investment Risks section. In addition, the Registrant notes that the description of Faith-Based Investing in Item 9 of the prospectus, (which, as cited in response to Comments 4 and 8, has been enhanced) provides additional insight into the Adviser’s approach to faith-based investing, and why the Fund may not be able to take advantage of certain investment opportunities.

12) Comment: The prospectus discusses Impact Investing Risk in detail. Please provide more specific information about impact investing risk in the principal strategies section.

Response: We understand your comment as a request for more disclosure about impact investing as a strategy to match the degree of risk disclosure on impact investing. As stated in response to Comment 4, the Registrant has added an additional sentence to the principal strategies section in Item 4 describing the Adviser’s use of its impact framework with regard to the Fund. In addition, as stated in response to Comment 4, the disclosure below has been added to the description of impact investing in the “Additional Information About Principal Strategies & Risks” section of the prospectus.

The Adviser utilizes its impact framework to assess whether its investments with nonprofit organizations and funds, and the Sub-Advisers’ investments in companies, effectively promote the Adviser’s three impact themes:

•	Sanctity of Life and Spreading the Gospel: Investing in organizations that seek to protect life, enhance living conditions and proclaim the Gospel;

U.S. Securities and Exchange Commission

•	Human Dignity and Advancement: Investing in organizations that seek to improve health care and provide advancements in technology, education and employment training; and

•	Stewardship of God’s Creation: Investing in organizations that seek to enhance the efficiency and accessibility of life-sustaining resources such as water and land.

When selecting investments, the Adviser and Sub-Advisers may consider the proportion of a company’s revenues or business activities that advance one or more of these impact themes, the extent to which a company’s products or services address unmet needs, and the extent to which the impact a company achieves over time can be quantified.

13) Comment: Please revise the strategies disclosure to address the types of information and data which the Adviser typically considers in connection with Impact Investing.

Response: The disclosure added to the description of impact investing in the “Additional Information About Principal Strategies & Risks” section of the prospectus, as cited in the response to Comments 4 and 12, states that, when selecting investments, “the Adviser and Sub-Advisers may consider the proportion of a company’s revenues or business activities that advance one or more of these impact themes, the extent to which a company’s products or services address unmet needs, and the extent to which the impact a company achieves over time can be quantified.”

14) Comment: The prospectus discloses Natural Resources and Commodities Risk as a Principal Investment Risk. It is unclear from the Principal Investment Strategies section why those are principal risks. Please revise the Principal Investment Strategies disclosure accordingly.

Response: The reference to Natural Resources and Commodities Risk has been removed from the prospectus.

15) Comment: In the “Additional Information Regarding the Fund” section, the description of Faith-Based Investing includes the following sentences:

These investment restrictions may only be changed by the vote of the majority of the outstanding shares of the Trust, and not an individual Fund. A “majority of the outstanding shares of the Trust” is defined as greater than 50% of the shares shown on the books of the Trust or its transfer agent as then issued and outstanding, voted in the aggregate, but does not include shares which have been repurchased or redeemed by the Trust.

Please explain the origin and basis for a 50% Trust vote to change a Fund policy.

U.S. Securities and Exchange Commission

Response: We note that the disclosure referenced by the staff relates solely to the faith-based investment restriction, and not to other fundamental policies of the Funds, and reflects a voting standard that has been described in the Trust Instrument since 2001.

As discussed above in response to Comment 10, the existence and operation of GuideStone Funds, and its investment adviser, GuideStone Capital Management, LLC (the “Adviser”), primarily serve (and will always primarily serve) in furtherance of the mission given to GuideStone by the SBC. As noted above, the provision disclosed here reflects Article X, Section 2 of the Funds’ Trust Instrument, which has been adopted by all of the Trustees of the Funds (including those trustees who are not “interested persons” of the Funds or the Adviser within the meaning of section 2(a)(19) of the 1940 Act), and Article X, Section 3 provides that this provision is amendable only the vote of a majority of the outstanding voting securities of the Trust, as disclosed in the SAI. Moreover, the Trust Instrument can be amended only by the vote of a majority of the outstanding voting securities of the Trust, which as discussed above and disclosed in the prospectus, are owned, controlled, or held with power to vote by GuideStone. Because the SBC, as an association of evangelical Christian churches, has a vested religious interest in ensuring that the Funds are never operated in a manner inconsistent with a biblical moral and ethical posture, Article IV, Section 3 of the Trust Instrument ensures that GuideStone, a ministry of the SBC, will always own, control, or hold with power to vote at least 60% of the outstanding voting securities of the Trust. Therefore, in this regard, the interests of each of the Funds are identical.

16) Comment: The prospectus includes LIBOR Transition Risk and Sovereign Debt Risk in Item 9, but not in Item 4 of the prospectus. Please include these risks in Item 4 of the prospectus.

Response: LIBOR Transition Risk has been added to Item 4 of the prospectus. Sovereign Debt Risk is no longer disclosed as a principal risk of the Fund and all reference to sovereign debt risk has been removed from the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

17) Comment: The first sentence of the “Investment Restrictions” section states that “The Fund may invest in any company that is publicly recognized, as determined…” Please confirm that this sentence should read “The Fund may not invest in any company that is publicly recognized, as determined…”

Response: The disclosure has been revised to state that “The Fund may not invest in any company that is publicly recognized, as determined…”

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (202) 419-8416, or Jessica L. Patrick at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire

cc:	Melanie Childers
Matthew A. Wolfe, Esquire
Jessica L. Patrick, Esquire